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Follow-Up Materials



05009023

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: EBRD

COMPANY NAME: European Bank for Reconstruction Development

COMPANY ADDRESS:

PROCESSED
JUN 16 2005
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-6 FISCAL YEAR:

(03/94)

DOCUMENT OF THE EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

INTERIM FINANCIAL REPORT

At 31 MARCH 2005

(UNAUDITED)

Table of contents

Income statement for the quarter ended 31 March 2005 (unaudited) and 31 March 2004 (unaudited)

	Quarter to 31 March 2005	Quarter to 31 March 2004
	€ million	€ million
Interest and similar income		
From loans	**93.5**	66.8
From fixed-income debt securities and other interest	**68.4**	53.8
Interest expense and similar charges	**(75.5)**	(43.7)
Net interest income	**86.4**	**76.9**
Net fee and commission income	**2.4**	3.7
Dividend income from share investments	**4.8**	4.0
Net gains from share investments	**272.2**	43.4
Net gains/(losses) from Treasury investments	**(0.6)**	(5.4)
Fair value movement on non-qualifying hedges	**0.3**	(4.3)
Operating income	**365.5**	**118.3**
General administrative expenses *	**(40.6)**	(31.5)
Depreciation and amortisation	**(4.7)**	(4.0)
Operating profit before provisions	**320.2**	**82.8**
Provisions for impairment of loan investments	**3.1**	1.5
Net profit for the period	**323.3**	**84.3**

* General administrative expenses for the quarter are presented in the income statement after the deferral of direct costs of €0.8 million (2004: €9.6 million) relating to loan origination and commitment maintenance. Such costs, together with associated fees of €5.3 million (2004: €9.6 million), have been deferred to the balance sheet in accordance with IAS 18 and will be recognised in interest income over the period from disbursement to repayment of the related loans. The decrease in costs deferred compared to the first quarter of 2004 reflects current interpretation of International Financial Reporting Standards which restricts the types of direct costs which qualify for deferral. General administrative expenses excluding the deferred costs were €41.4 million for the quarter compared to €41.1 million for the same period in 2004.

Balance sheet at 31 March 2005 (unaudited) and 31 December 2004 (audited)

	€ million	**31 March 2005 € million**	€ million	31 December 2004 € million
Assets				
Placements with and advances to credit institutions	**3,030.8**		684.5	
Collateralised placements	**1,440.3**		1,752.8	
Debt securities	**5,657.5**		6,125.7	
		10,128.6		8,563.0
Other assets				
Derivative financial instruments	**2,517.6**		2,622.0	
Other	**1,045.5**		709.6	
		3,563.1		3,331.6
Loans and share investments				
Loans	**7,748.4**		7,725.8	
Less: Provisions for impairment	**(511.8)**		(507.5)	
	7,236.6		7,218.3	
Share investments	**3,102.9**		2,651.8	
		10,339.5		9,870.1
Intangible assets		**16.4**		18.1
Property, technology and office equipment		**12.7**		13.6
Paid-in capital receivable		**555.9**		567.7
Total assets		**24,616.2**		22,364.1
Liabilities and members' equity				
Borrowings				
Amounts owed to credit institutions	**1,115.1**		913.3	
Debts evidenced by certificates	**14,125.0**		12,965.6	
		15,240.1		13,878.9
Other liabilities				
Derivative financial instruments	**670.9**		677.9	
Other	**903.3**		824.6	
		1,574.2		1,502.5
Total liabilities		**16,814.3**		15,381.4
Members' equity				
Subscribed capital	19,789.5		19,789.5	
Callable capital	(14,592.8)		(14,592.8)	
Paid-in capital		**5,196.7**		5,196.7
Reserves and retained earnings		**2,605.2**		1,786.0
Total members' equity		**7,801.9**		6,982.7
Total liabilities and members' equity		**24,616.2**		22,364.1
Memorandum items				
Undrawn commitments		5,240.6		5,179.2

Statement of changes in members' equity for the quarter ended 31 March 2005 (unaudited) and 31 March 2004 (unaudited)

				General reserve			
For the period ended 31 March 2005	**Subscribed capital € million**	**Callable capital € million**	**Special reserve € million**	**Other reserves € million**	**Retained earnings € million**	**Total reserves and retained earnings € million**	**Total members' equity € million**
At 31 December 2003	19,789.5	(14,592.8)	162.9	401.0	425.7	989.6	6,186.3
Internal tax for the quarter	-	-	-	1.3	-	1.3	1.3
Qualifying fees and commissions from the prior year	-	-	10.8	-	(10.8)	-	-
Net fair value movement of available-for-sale investments for the quarter	-	-	-	166.6	-	166.6	166.6
Net fair value movement of cash flow hedges for the quarter	-	-	-	7.5	-	7.5	7.5
Reserves transfer				9.8	(9.8)	-	-
Net profit for the quarter	-	-	-	-	84.3	84.3	84.3
At 31 March 2004	19,789.5	(14,592.8)	173.7	586.2	489.4	1,249.3	6,446.0
At 31 December 2004	19,789.5	(14,592.8)	173.7	914.6	697.7	1,786.0	6,982.7
Internal tax for the quarter	-	-	-	1.2	-	1.2	1.2
Qualifying fees and commissions from the prior year	-	-	13.9	-	(13.9)	-	-
Transitional restatement of opening balances	-	-	-	160.8	-	160.8	160.8
Net fair value movement of available-for-sale investments for the quarter	-	-	-	329.7	-	329.7	329.7
Net fair value movement of cash flow hedges for the quarter	-	-	-	4.2	-	4.2	4.2
Reserves transfer	-	-	-	2.0	(2.0)	-	-
Net profit for the quarter	-	-	-	-	323.3	323.3	323.3
At 31 March 2005	**19,789.5**	**(14,592.8)**	**187.6**	**1,412.5**	**1,005.1**	**2,605.2**	**7,801.9**

The Bank implemented IAS 39 in 2001; the related movements in reserves reflect the movement in fair value of available-for-sale assets and cash flow hedges. In 2005, under the revised IAS 39, the Bank has chosen to designate its associate share investments and high risk equity funds as at fair value through profit or loss. Under the transitional arrangements of the revised standard an opening restatement of €160.8 million has been made to in reserves, reflecting the difference between the fair value of these investments and the previous carrying amount. Reserves increased from €1.79 billion at the end of 2004 to €2.61 billion at 31 March 2005, primarily as a result of this opening restatement, the movement in net unrealised gains on share investments and the net profit for the period. €724.7 million of the Bank's total reserves at 31 March 2005 represented unrealised gains.

Statement of cash flows for the quarter ended 31 March 2005 (unaudited)

	Period to 31 March 2005		Period to 31 March 2004	
	€ million	€ million	€ million	€ million
Cash flows from operating activities				
Operating profit for the period [1]	323.3		84.3	
Adjustments for:				
Unwinding of the discount relating to impaired identified assets	(0.1)		(2.0)	
Fair value movement on capital receivable and associated hedges	(4.2)		(9.8)	
Net deferral and amortisation of fees and direct costs	4.2		-	
Internal taxation	1.2		1.3	
Net realised gains on share investments	(273.7)		(43.4)	
Net unrealised gains on share investments	(0.2)		-	
Impairment losses on share investments	1.7		-	
Unrealised losses on dealing securities	3.1		0.8	
Realised gains on available-for-sale securities	(0.9)		(0.6)	
Foreign exchange losses	0.7		0.8	
Depreciation and amortisation	4.7		4.0	
Impairment losses on Treasury investments	1.4		7.9	
Gross provisions for impairment of loans	(3.1)		(1.5)	
Operating profit before changes in operating assets	58.1		41.8	
Decrease/(increase) in operating assets:				
Interest receivable and prepaid expenses	0.9		(16.7)	
Fair value movement	(227.5)		334.9	
Proceeds from repayments of loans	700.1		910.4	
Proceeds from prepayments of loans	115.5		55.1	
Funds advanced for loans	(653.1)		(1,248.5)	
Proceeds from sale of share investments	400.5		155.3	
Funds advanced for share investments	(88.8)		(45.0)	
Increase in operating liabilities:				
Interest payable and accrued expenses	(7.8)		(251.9)	
Net cash from/(used) in operating activities		297.9		(64.6)
Cash flows from investing activities				
Proceeds from sale of available-for-sale securities	733.6		920.3	
Purchases of available-for-sale securities	(143.8)		(1,216.9)	
Purchase of property, technology and office equipment	(2.3)		(2.0)	
Net placements with credit institutions	(6.8)		200.0	
Net cash from/(used in) investing activities		580.7		(98.6)
Cash flows from financing activities				
Capital received	16.1		9.4	
Issue of debts evidenced by certificates	1,512.0		1,192.7	
Redemption of debts evidenced by certificates	(572.2)		(524.6)	
Net cash from financing activities		955.9		677.5
Net decrease in cash and cash equivalents		1,834.5		514.3
Cash and cash equivalents at beginning of period		1,530.0		2,445.5
Cash and cash equivalents at 31 March*		3,364.5		2,959.8

*Cash and cash equivalents comprise the following amounts maturing within 3 months:

	2005	2004
	€ million	€ million
Placements with and advances to credit institutions	3,030.0	2,369.2
Collateralised placements	1,449.7	1,635.4
Amounts owed to credit institutions	(1,115.2)	(1,044.8)
Cash and cash equivalents at 31 March	3,364.5	2,959.8

1: Operating profit includes dividends received of €4.8 million for the period to 31 March 2005 (2004: €4.0 million).

Explanatory notes

1. Establishment of the Bank

i Agreement Establishing the Bank

The European Bank for Reconstruction and Development ("the Bank"), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 31 March 2005 the Bank's shareholders comprised 60 countries, together with the European Community and the European Investment Bank.

ii Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected therewith in the United Kingdom are defined in the Agreement Establishing the Bank and in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London upon the commencement of the Bank's operations on 15 April 1991.

2. A summary of significant accounting policies

i Accounting convention

The financial statements have been prepared in accordance with the Bank's Accounting Policies, which comply with International Financial Reporting Standards, as approved by the International Accounting Standards Board, and the overall principles of the European Community's Council Directive on the Annual Accounts and Consolidated Accounts of Banks and Other Financial Institutions.

Assets on the Bank's balance sheet are predominantly stated at fair value unless fair value can not be reliably measured, in which case the assets concerned are held at cost. Assets held at cost include originated loans and other financial assets intended to be held to maturity except where they form part of a qualifying hedge relationship, in which case fair value measurement applies. Financial liabilities follow the historical cost convention unless representing short dealing positions or part of a qualifying hedge in which case fair value measurement applies. Financial assets and liabilities are recognised on the balance sheet when the Bank becomes a party to the contractual provisions of the instrument.

ii Financial statements presentation

The financial statements are presented in a manner consistent with the Bank's audited financial statements as of and for the year ended 31 December 2004 with the following exceptions which reflect the impact of revised International Financial Reporting Standards which have become effective in 2005:

- The Bank has chosen to avail of an exemption in the revised IAS 28, Investments in Associates, on the basis that it is considered similar to a venture capital organisation. As a result of this exemption the Bank has designated its associate share investments as "fair value through profit or loss". Such investments are measured at fair value in accordance with IAS 39, with changes in fair value recognised in profit or loss (i.e. the income statement) in the period of the change. The Bank has also chosen to designate its high risk equity fund portfolio in this category.
- The remainder of the Bank's share investment portfolio is measured at fair value on the balance sheet but with changes in fair value recognised through reserves, as disclosed in the "statement of changes in members' equity", until the financial asset is sold or determined to be impaired. At this time the cumulative profit or loss previously recognised in reserves is transferred to the income statement, within operating income.
- The basis of fair value for listed share investments is the quoted bid market price on the balance sheet date, or where there is no active market, by the use of valuation models populated with observable market data.

- Measuring unlisted share investments at fair value on the balance sheet under either of the above categories compared to the measurement basis at 31 December 2004 of historic cost less provisions for impairment.
- Movement in Treasury impairment levels are reported within operating income, compared to the provisions for impairment line for the year ended 31 December 2004.
- The Bank defers front-end fees and commitment fees in accordance with IAS 18, together with the related direct costs of originating and maintaining the commitment. These are then recognised in interest income using the effective interest method over the period from disbursement to repayment of the related loan. Historically these fees and expenses have been of a similar magnitude and the resulting adjustment to interest has not been material. Current interpretation of IFRS restricts the types of direct costs which qualify for deferral, leading to a significant reduction in the level of deferred costs in the first quarter of 2005 compared to those deferred in 2004.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. For further information please refer to the Bank's audited financial statements as at 31 December 2004. The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2005.

3. Loans

	Sovereign loans € million	Non-sovereign loans € million	**Total loans € million**
Operating assets			
At 1 January 2005	1,925.1	5,800.7	**7,725.8**
Movement in fair value revaluation	(0.7)	(0.7)	**(1.4)**
Disbursements	63.2	589.9	**653.1**
Repayments and prepayments	(90.8)	(724.8)	**(815.6)**
Foreign exchange movements	59.9	132.6	**192.5**
Written off	-	(6.0)	**(6.0)**
At 31 March 2005	**1,956.7**	**5,791.7**	**7,748.4**
Impairment at 31 March 2005	(58.7)	(453.1)	**(511.8)**
Total operating assets net of impairment at 31 March 2005	**1,898.0**	**5,338.6**	**7,236.6**
Total outstanding disbursements net of impairment at 31 December 2004	1,867.4	5,350.9	7,218.3

At 31 March 2005 the Bank categorised 16 loans as impaired, totalling €78.0 million (31 December 2004: 17 loans totalling €85.8 million). Specific provisions on these assets amounted to €67.1 million (31 December 2004: €72.0 million).

4. Share investments

	Fair value through profit or loss[1]			Available-for-sale[2]			
	Unlisted	Listed	Total	Unlisted	Listed	Total	**Total**
	€ million	€ million	€ million	€ million	€ million	€ million	**€ million**
Outstanding disbursements							
At 1 January 2005	-	-	-	1,887.4	544.6	2,432.0	**2,432.0**
Designated as at fair value through profit or loss	1,096.8	114.3	1,211.1	(1,096.8)	(114.3)	(1,211.1)	-
Transfer between unlisted and listed	(0.9)	0.9	-	(10.1)	10.1	-	-
Disbursements	27.5	-	27.5	31.4	29.9	61.3	**88.8**
Disposals	(72.8)	-	(72.8)	(43.9)	(10.1)	(54.0)	**(126.8)**
At 31 March 2005	**1,050.6**	**115.2**	**1,165.8**	**768.0**	**460.2**	**1,228.2**	**2,394.0**
Fair value adjustment							
At 1 January 2005	-	-	-	(510.4)	730.2	219.8	**219.8**
Designated as fair value through profit or loss	(330.8)	112.4	(218.4)	330.8	(112.4)	218.4	-
Transfer between unlisted and listed	0.3	(0.3)	-	2.4	(2.4)	-	-
Opening restatement to fair value	244.8	(84.0)	160.8	-	-	-	**160.8**
Movement in fair value revaluation	(4.6)	4.8	0.2	324.5	5.3	329.8	**330.0**
Impairment losses on available-for-sale share investments	-	-	-	(1.7)	-	(1.7)	**(1.7)**
At 31 March 2005	**(90.3)**	**32.9**	**(57.4)**	**145.6**	**620.7**	**766.3**	**708.9**
Fair value at 31 March 2005	**960.3**	**148.1**	**1,108.4**	**913.6**	**1,080.9**	**1,994.5**	**3,102.9**
Fair value at 31 December 2004	-	-	-	1,377.0	1,274.8	2,651.8	2,651.8

1. Share investments designated as at fair value through profit or loss financial assets consist of the Bank's associate share investments and high risk equity funds. Fair value movement on these investments is recognised in the income statement.

2. Share investments held as available-for-sale represent the Bank's non-associate share investments, excluding those which are within the high risk equity fund category. With the exception of impairment losses, the fair value movement on these investments is recognised in reserves.

5. Borrowings

During the first quarter €0.2 billion was issued under the Bank's authorised medium- to long-term borrowing programme at an average cost of LIBOR less 53 basis points, with an average life of 4.2 years. For 2005 the authorised medium- to long-term borrowing programme is €1.5 billion supplemented by any early redemptions, buy-backs or issues called by or put to the Bank. At the end of the first quarter, the resulting remaining medium- to long-term borrowing authority for 2005 stood at €1.6 billion. After taking into account early redemptions and buy-backs, outstanding medium- to long-term debt at the end of the quarter stood at €12.1 billion (at historical exchange rates) at an average cost of LIBOR less 34 basis points and with an average life of 8.0 years. The table below gives quarterly and cumulative details of medium- to long-term debt issues.

During the Period	Quarter to March 05			Quarter to March 04		
	€ million	Basis Points below LIBOR	Avg. Life to Maturity	€ million	Basis Points below LIBOR	Avg. Life to Maturity
Issued	161	53	4.2	796	43	3.8
Redemptions	287	44		215	37	
Buybacks	0	0		41	35	
Outstanding during period	12,220	34		12,441	35	
Outstanding at period end	12,111	34	8.0	12,671	35	8.4

6. Primary Segment Analysis

Business Segments

For management purposes the business of the Bank is comprised primarily of Banking and Treasury operations. Banking activities represent investment in projects which, in accordance with the Agreement Establishing the Bank, are made for the purpose of assisting the countries of operations in their transition to a market economy, while applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank's foreign exchange and interest rate risks, and assisting clients in asset and liability management matters.

Primary reporting format – business segment

	31 March 2005			31 March 2004		
€ million	**Banking**	**Treasury**	**Aggregated**	Banking	Treasury	Aggregated
Interest income	**93.5**	**64.2**	**157.7**	66.8	44.0	110.8
Other income	**279.4**	**(0.6)**	**278.8**	51.1	(5.4)	45.7
Fair value movement on paid-in capital receivable and associated hedges	**3.8**	**0.4**	**4.2**	8.8	1.0	9.8
Total segment revenue	**376.7**	**64.0**	**440.7**	126.7	39.6	166.3
Less interest expenses and similar charges	**(58.3)**	**(50.1)**	**(108.4)**	(39.0)	(31.2)	(70.2)
Allocation of capital benefit	**29.6**	**3.3**	**32.9**	23.9	2.6	26.5
Fair value movement on non-qualifying hedges	**-**	**0.3**	**0.3**	-	(4.3)	(4.3)
Less general administrative expenses	**(37.2)**	**(3.4)**	**(40.6)**	(28.1)	(3.4)	(31.5)
Less depreciation and amortisation	**(4.4)**	**(0.3)**	**(4.7)**	(3.7)	(0.3)	(4.0)
Segment result before provisions	**306.4**	**13.8**	**320.2**	79.8	3.0	82.8
Provisions for impairment of loans	**3.1**	**-**	**3.1**	1.5	-	1.5
Net profit for the period	**309.5**	**13.8**	**323.3**	81.3	3.0	84.3
Segment assets	**10,607.6**	**13,452.7**	**24,060.3**	9,045.9	13,554.3	22,600.2
Paid-in capital receivable			**555.9**			847.9
Total assets			**24,616.2**			23,448.1
Segment liabilities	**262.7**	**16,551.6**	**16,814.3**	209.3	16,792.8	17,002.1
Capital expenditure	**2.2**	**0.1**	**2.3**	1.9	0.1	2.0

The fair value movement on paid-in capital receivable and associated hedges amounted to €4.2 million (2004: €9.8 million). Allocation of the return on capital amounted to €32.9 million (2004: €26.5 million). Together, these total €37.1 million (2004: €36.3 million), which is the Bank's return on net paid-in capital used in segmental results.

Interest expenses and similar charges and the allocation of the return on capital total €75.5 million (2004: €43.7 million). This is the Bank's "interest expenses and similar charges" as reported in the income statement.